ALGAE DYNAMICS CORP.
4120 Ridgeway Drive, Unit 37
Mississauga, Ontario L5L 5S9
Canada

November 19, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Acceleration Request
Requested Date: November 21, 2014
Requested Time: 4:00 PM Eastern Time

Re: Algae Dynamics Corp. Form S-1 Registration Statement (Registration No. 333-199612)
originally filed October 27, 2014, as amended

Ladies and Gentlemen:

Algae Dynamics Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Joseph P. Galda, who is an attorney with the Registrant’s outside legal counsel, J.P. Galda & Co., to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

• should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Galda at (215) 815-1534

Sincerely,
ALGAE DYNAMICS CORP.

By: /s/ Paul Ramsay
Paul Ramsay
President

Cc:           Pamela Long, Assistant Director
Melissa Rocha, Senior Assistant Chief Accountant
David Korvin, Staff Attorney
Kevin Stertzel, Staff Accountant